ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

September 12, 2017

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) Aerospace & Defense ETF (the “Fund”) File Nos.: 333-179562 and 811-22668

Dear Mr. Grzeskiewicz:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of this series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
82	02/12/2016	485APOS	0000894189-16-007647
94	04/26/2016	485BXT	0000894189-16-009142
100	05/25/2016	485BXT	0000894189-16-009736
105	06/23/2016	485BXT	0000894189-16-010062
110	07/22/2016	485BXT	0000894189-16-010575
121	08/19/2016	485BXT	0000894189-16-011268
127	09/16/2016	485BXT	0000894189-16-011840
132	10/14/2016	485BXT	0000894189-16-012313
140	11/10/2016	485BXT	0000894189-16-012923
146	12/08/2016	485BXT	0000894189-16-013380
158	01/05/2017	485BXT	0000894189-17-000052
164	02/02/2017	485BXT	0000894189-17-000580
173	03/02/2017	485BXT	0000894189-17-001195
182	03/30/2017	485BXT	0000894189-17-001661
191	04/27/2017	485BXT	0000894189-17-002193
201	05/25/2017	485BXT	0000894189-17-002781
213	06/22/2017	485BXT	0000894189-17-003203
221	07/21/2017	485BXT	0000894189-17-003544
231	08/18/2017	485BXT	0000894189-17-004321

If you have any questions or require further information, please contact Michael Barolsky at (414) 765‑5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President and Secretary